December 15, 2010

RE: Sell your Inland American Real Estate Investment Trust, Inc. investment.

Dear Fellow Shareholder,

Good news!  Now you can sell your Inland American Real Estate Investment Trust, Inc. investment and regain control of your money.  Right now, we will pay you $4 per Share . But this offer expires on January 31, 2011, so you need to complete the enclosed Assignment Form soon if you wish to sell.

Why sell today?

•	Inland American Real Estate Investment Trust, Inc. is not publicly traded and the redemption program has been suspended. Sell today and ensure you get your money out from this security.

•	You can’t get your money. You may have an urgent need for cash out of your investment.

•	Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•	Many IRAs charge additional fees for holding this type of asset. We send proceeds directly to your retirement account, allowing you to purchase assets with lower fees.

If you act today, we will mail your check within three business days after Inland confirms the transfer.

We and our affiliates have been in the business of buying private investments for over 25 years and have successfully cashed-out tens of thousands of investors like you. Our affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer at www.lapisadvisers.com/OfferForInland.pdf (also available at the SEC’s EDGAR website and for free by calling the number below). If you choose to sell your Shares to us, please read and fill out the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (877) 445-2747, fax us at (415) 376-6281, or email us at offers@lapisadvisers.com.

Sincerely,

Lapis Investment Business Trust

P.S., this offer expires January 31, 2011 (unless extended). So don’t wait. Mail us the Assignment Form today so we can transfer the Shares and send you a check.

The Purchasers are offering to purchase for cash up to 1,000,000 shares of common stock, at a price of $4.00 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read.  It is available at www.lapisadvisers.com/OfferForInland.pdf and at the SEC’s EDGAR website.  You may also call us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON JANUARY 31, 2010, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).

Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to Prodigious, LLC a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.